UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

BioProgress PLC
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

Not Applicable
(CUSIP Number)

October 7, 2004
Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]          Rule 13d-1(b)
[X]          Rule 13d-1(c)
[   ]          Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. N/A	13G	Page 2 of 19 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Citadel Limited Partnership

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☒
	(b)	☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois limited partnership U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0

	6.	SHARED VOTING POWER £10,000,000 in principal amount of the Company’s 4% Convertible Unsecured Loan Notes due October 6, 2009 (convertible into 6,578,947 Ordinary Shares) (1)

	7.	SOLE DISPOSITIVE POWER 0

	8.	SHARED DISPOSITIVE POWER See Row 6 above.

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Approximately 6.0% as of the date of this filing (based on 102,438,071 Ordinary Shares issued and outstanding as of December 31, 2003, plus the Ordinary Shares issuable upon the conversion of the Convertible Unsecured Loan Notes referred to in Row 6 above).

12.	TYPE OF REPORTING PERSON* PN; HC

_________________________

(1) See footnote 1 in Item 4.

Cusip No. N/A	13G	Page 3 of 19 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GLB Partners, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☒
	(b)	☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware limited partnership U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0

	6.	SHARED VOTING POWER £10,000,000 in principal amount of the Company’s 4% Convertible Unsecured Loan Notes due October 6, 2009 (convertible into 6,578,947 Ordinary Shares) (1)

	7.	SOLE DISPOSITIVE POWER 0

	8.	SHARED DISPOSITIVE POWER See Row 6 above.

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Approximately 6.0% as of the date of this filing (based on 102,438,071 Ordinary Shares issued and outstanding as of December 31, 2003, plus the Ordinary Shares issuable upon the conversion of the Convertible Unsecured Loan Notes referred to in Row 6 above).

12.	TYPE OF REPORTING PERSON* PN; HC

(1) See footnote 1 in Item 4.

Cusip No. N/A	13G	Page 4 of 19 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Citadel Investment Group, L.L.C.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☒
	(b)	☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware limited partnership U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0

	6.	SHARED VOTING POWER £10,000,000 in principal amount of the Company’s 4% Convertible Unsecured Loan Notes due October 6, 2009 (convertible into 6,578,947 Ordinary Shares) (1)

	7.	SOLE DISPOSITIVE POWER 0

	8.	SHARED DISPOSITIVE POWER See Row 6 above.

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Approximately 6.0% as of the date of this filing (based on 102,438,071 Ordinary Shares issued and outstanding as of December 31, 2003, plus the Ordinary Shares issuable upon the conversion of the Convertible Unsecured Loan Notes referred to in Row 6 above).

12.	TYPE OF REPORTING PERSON* OO; HC

(1)     See footnote 1 in Item 4.

Cusip No. N/A	13G	Page 5 of 19 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Kenneth Griffin

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☒
	(b)	☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0

	6.	SHARED VOTING POWER £10,000,000 in principal amount of the Company’s 4% Convertible Unsecured Loan Notes due October 6, 2009 (convertible into 6,578,947 Ordinary Shares) (1)

	7.	SOLE DISPOSITIVE POWER 0

	8.	SHARED DISPOSITIVE POWER See Row 6 above.

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Approximately 6.0% as of the date of this filing (based on 102,438,071 Ordinary Shares issued and outstanding as of December 31, 2003, plus the Ordinary Shares issuable upon the conversion of the Convertible Unsecured Loan Notes referred to in Row 6 above).

12.	TYPE OF REPORTING PERSON* IN; HC

(1) See footnote 1 in Item 4.

Cusip No. N/A	13G	Page 6 of 19 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Citadel Wellington Partners L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☒
	(b)	☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois limited partnership U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0

	6.	SHARED VOTING POWER £10,000,000 in principal amount of the Company’s 4% Convertible Unsecured Loan Notes due October 6, 2009 (convertible into 6,578,947 Ordinary Shares) (1)

	7.	SOLE DISPOSITIVE POWER 0

	8.	SHARED DISPOSITIVE POWER See Row 6 above.

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Approximately 6.0% as of the date of this filing (based on 102,438,071 Ordinary Shares issued and outstanding as of December 31, 2003, plus the Ordinary Shares issuable upon the conversion of the Convertible Unsecured Loan Notes referred to in Row 6 above).

12.	TYPE OF REPORTING PERSON* PN; HC

(1) See footnote 1 in Item 4.

Cusip No. N/A	13G	Page 7 of 19 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Citadel Wellington Partners L.P. SE

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☒
	(b)	☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware limited partnership U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0

	6.	SHARED VOTING POWER £10,000,000 in principal amount of the Company’s 4% Convertible Unsecured Loan Notes due October 6, 2009 (convertible into 6,578,947 Ordinary Shares) (1)

	7.	SOLE DISPOSITIVE POWER 0

	8.	SHARED DISPOSITIVE POWER See Row 6 above.

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Approximately 6.0% as of the date of this filing (based on 102,438,071 Ordinary Shares issued and outstanding as of December 31, 2003, plus the Ordinary Shares issuable upon the conversion of the Convertible Unsecured Loan Notes referred to in Row 6 above).

12.	TYPE OF REPORTING PERSON* PN; HC

(1) See footnote 1 in Item 4.

Cusip No. N/A	13G	Page 8 of 19 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Citadel Kensington Global Strategies Fund Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☒
	(b)	☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda company

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0

	6.	SHARED VOTING POWER £10,000,000 in principal amount of the Company’s 4% Convertible Unsecured Loan Notes due October 6, 2009 (convertible into 6,578,947 Ordinary Shares) (1)

	7.	SOLE DISPOSITIVE POWER 0

	8.	SHARED DISPOSITIVE POWER See Row 6 above.

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Approximately 6.0% as of the date of this filing (based on 102,438,071 Ordinary Shares issued and outstanding as of December 31, 2003, plus the Ordinary Shares issuable upon the conversion of the Convertible Unsecured Loan Notes referred to in Row 6 above).

12.	TYPE OF REPORTING PERSON* CO; HC

_________________________

(1) See footnote 1 in Item 4.

Cusip No. N/A	13G	Page 9 of 19 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Citadel Equity Fund Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☒
	(b)	☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands company

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0

	6.	SHARED VOTING POWER £10,000,000 in principal amount of the Company’s 4% Convertible Unsecured Loan Notes due October 6, 2009 (convertible into 6,578,947 Ordinary Shares) (1)

	7.	SOLE DISPOSITIVE POWER 0

	8.	SHARED DISPOSITIVE POWER See Row 6 above.

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Approximately 6.0% as of the date of this filing (based on 102,438,071 Ordinary Shares issued and outstanding as of December 31, 2003, plus the Ordinary Shares issuable upon the conversion of the Convertible Unsecured Loan Notes referred to in Row 6 above).

12.	TYPE OF REPORTING PERSON* CO

_________________________

(1) See footnote 1 in Item 4.

Cusip No. N/A	13G	Page 10 of 19 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Citadel Distressed and Credit Opportunity Fund Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☒
	(b)	☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands company

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0

	6.	SHARED VOTING POWER £10,000,000 in principal amount of the Company’s 4% Convertible Unsecured Loan Notes due October 6, 2009 (convertible into 6,578,947 Ordinary Shares) (1)

	7.	SOLE DISPOSITIVE POWER 0

	8.	SHARED DISPOSITIVE POWER See Row 6 above.

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Approximately 6.0% as of the date of this filing (based on 102,438,071 Ordinary Shares issued and outstanding as of December 31, 2003, plus the Ordinary Shares issuable upon the conversion of the Convertible Unsecured Loan Notes referred to in Row 6 above).

12.	TYPE OF REPORTING PERSON* CO; HC

_________________________

(1) See footnote 1 in Item 4.

Cusip No. N/A	13G	Page 11 of 19 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Citadel Jackson Investment Fund Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☒
	(b)	☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands company

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0

	6.	SHARED VOTING POWER £10,000,000 in principal amount of the Company’s 4% Convertible Unsecured Loan Notes due October 6, 2009 (convertible into 6,578,947 Ordinary Shares) (1)

	7.	SOLE DISPOSITIVE POWER 0

	8.	SHARED DISPOSITIVE POWER See Row 6 above.

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Approximately 6.0% as of the date of this filing (based on 102,438,071 Ordinary Shares issued and outstanding as of December 31, 2003, plus the Ordinary Shares issuable upon the conversion of the Convertible Unsecured Loan Notes referred to in Row 6 above).

12.	TYPE OF REPORTING PERSON* CO; HC

_________________________

(1) See footnote 1 in Item 4.

Cusip No. N/A	13G	Page 12 of 19 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Citadel Credit Trading Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☒
	(b)	☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands company

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0

	6.	SHARED VOTING POWER £10,000,000 in principal amount of the Company’s 4% Convertible Unsecured Loan Notes due October 6, 2009 (convertible into 6,578,947 Ordinary Shares) (1)

	7.	SOLE DISPOSITIVE POWER 0

	8.	SHARED DISPOSITIVE POWER See Row 6 above.

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Approximately 6.0% as of the date of this filing (based on 102,438,071 Ordinary Shares issued and outstanding as of December 31, 2003, plus the Ordinary Shares issuable upon the conversion of the Convertible Unsecured Loan Notes referred to in Row 6 above).

12.	TYPE OF REPORTING PERSON* CO

_________________________

(1) See footnote 1 in Item 4.

Page 13 of 19 Pages

Item 1(a)	Name of Issuer:	BIOPROGRESS PLC
1(b)	Address of Issuer’s Principal Executive Offices:

14 Hostmoor Avenue
March, Cambridgeshire,
United Kingdom PE15 0AX

Item 2(a)	Name of Person Filing
Item 2(b)	Address of Principal Business Office
Item 2(c)	Citizenship

Citadel Limited Partnership
131 S. Dearborn Street, 32nd Floor
Chicago, Illinois 60603
Illinois limited partnership

GLB Partners, L.P.
131 S. Dearborn Street, 32nd Floor
Chicago, Illinois 60603
Delaware limited partnership

Citadel Investment Group, L.L.C.
131 S. Dearborn Street, 32nd Floor
Chicago, Illinois 60603
Delaware limited liability company

Kenneth Griffin
131 S. Dearborn Street, 32nd Floor
Chicago, Illinois 60603
U.S. Citizen

Citadel Wellington Partners L.P.
c/o Citadel Investment Group, L.L.C.
131 S. Dearborn Street, 32nd Floor
Chicago, Illinois 60603
Illinois limited partnership

Citadel Wellington Partners L.P. SE
c/o Citadel Investment Group, L.L.C.
131 S. Dearborn Street, 32nd Floor
Chicago, Illinois 60603
Delaware limited partnership

Page 14 of 19 Pages

Citadel Kensington Global Strategies Fund Ltd.
c/o Citadel Investment Group, L.L.C.
131 S. Dearborn Street, 32nd Floor
Chicago, Illinois 60603
Bermuda company

Citadel Equity Fund Ltd.
c/o Citadel Investment Group, L.L.C.
131 S. Dearborn Street, 32nd Floor
Chicago, Illinois 60603
Cayman Islands company

Citadel Distressed and Credit Opportunity Fund Ltd.
c/o Citadel Investment Group, L.L.C.
131 S. Dearborn Street, 32nd Floor
Chicago, Illinois 60603
Cayman Islands company

Citadel Jackson Investment Fund Ltd.
c/o Citadel Investment Group, L.L.C.
131 S. Dearborn Street, 32nd Floor
Chicago, Illinois 60603
Cayman Islands company

Citadel Credit Trading Ltd.
c/o Citadel Investment Group, L.L.C.
131 S. Dearborn Street, 32nd Floor
Chicago, Illinois 60603
Cayman Islands company

2(d)               Title of Class of Securities:

Ordinary Shares, par value £ 0.01 per share

2(e)                CUSIP Number:     Not Applicable

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;
	(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

Page 15 of 19 Pages

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box.  :                         ☒

Item 4                     Ownership:

CITADEL LIMITED PARTNERSHIP
GLB PARTNERS, L.P.
CITADEL INVESTMENT GROUP, L.L.C.
KENNETH GRIFFIN
CITADEL WELLINGTON PARTNERS L.P.

CITADEL WELLINGTON PARTNERS L.P. SE

CITADEL KENSINGTON GLOBAL STRATEGIES FUND LTD.
CITADEL EQUITY FUND LTD.

CITADEL DISTRESSED AND CREDIT OPPORTUNITY FUND LTD.

CITADEL JACKSON INVESTMENT FUND LTD.

CITADEL CREDIT TRADING LTD.

(a)           Amount beneficially owned:

£10,000,000 in principal amount of the Company’s 4% Convertible Unsecured Loan Notes due October 6, 2009 (convertible into 6,578,947 Ordinary Shares) (1)

(b)           Percent of Class:

Approximately 6.0% as of the date of this filing (based on 102,438,071 Ordinary Shares issued and outstanding as of December 31, 2003, plus the Ordinary Shares issuable upon the conversion of the Convertible Unsecured Loan Notes referred to in Item (a) above).

(c)           Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:
0

Page 16 of 19 Pages

(ii)	shared power to vote or to direct the vote:
See item (a) above.

(iii)	sole power to dispose or to direct the disposition of:
0

(iv)	shared power to dispose or to direct the disposition of:
See item (a) above.

(1) The securities reported herein include approximately (i) 3,289,473 Ordinary Shares that Reporting Persons may acquire in the future through the conversion of £5,000,000 in principal amount of the Company’s 4% Convertible Unsecured Loan Notes due October 6, 2009 (the “Notes”), which may be converted by the Reporting Persons into Ordinary Shares at the conversion price of £1.52 per share, subject to the satisfaction of certain conditions and (ii) 3,289,473 Ordinary Shares that Reporting Persons may acquire through an option to acquire an additional £5,000,000 in principal amount of the Notes by virtue of a “Green Shoe” option, which shares may then be converted by the Reporting Persons into Ordinary Shares at the conversion price of £1.52 per share, subject to the satisfaction of certain conditions.

Item 5	Ownership of Five Percent or Less of a Class:
Not Applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
See Item 2 above.

Item 8	Identification and Classification of Members of the Group:
Not Applicable.

Item 9	Notice of Dissolution of Group:
Not Applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of

Page 17 of 19 Pages

changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

* Adam C. Cooper is signing on behalf of Kenneth Griffin as attorney-in-fact pursuant to a power of attorney previously filed with the Securities and Exchange Commission on November 19, 2002, and hereby incorporated by reference herein.  The power of attorney was filed as an attachment to a filing by Citadel Limited Partnership on Form 3 for Metals USA, Inc.

Page 18 of 19 Pages

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 20th day of October, 2004		KENNETH GRIFFIN

		By:	/s/ Adam C. Cooper
Adam C. Cooper, attorney-in-fact*

CITADEL LIMITED PARTNERSHIP		CITADEL INVESTMENT GROUP, L.L.C.

By:	GLB Partners, L.P.,	By:	/s/ Adam C. Cooper
	its General Partner		Adam C. Cooper, Senior Managing Director and General Counsel

By:	Citadel Investment Group, L.L.C.,
	its General Partner	CITADEL EQUITY FUND LTD.

By:	/s/ Adam C. Cooper	By:	Citadel Limited Partnership,
	Adam C. Cooper, Senior Managing Director and General Counsel		its Portfolio Manager

GLB PARTNERS, L.P.		By:	GLB Partners, L.P.,
its General Partner

By:	Citadel Investment Group, L.L.C.,	By:	Citadel Investment Group, L.L.C.,
	its General Partner		its General Partner

By:	/s/ Adam C. Cooper	By:	/s/ Adam C. Cooper
	Adam C. Cooper, Senior Managing Director and General Counsel		Adam C. Cooper, Senior Managing Director and General Counsel

CITADEL WELLINGTON PARTNERS L.P. SE		CITADEL KENSINGTON GLOBAL STRATEGIES FUND LTD.

By:	Citadel Limited Partnership,	By:	Citadel Limited Partnership,
	its General Partner		its Portfolio Manager

By:	GLB Partners, L.P.,	By:	GLB Partners, L.P.,
	its General Partner		its General Partner

By:	Citadel Investment Group, L.L.C.,	By:	Citadel Investment Group, L.L.C.,
	its General Partner		its General Partner

By:	/s/ Adam C. Cooper	By:	/s/ Adam C. Cooper
	Adam C. Cooper, Senior Managing Director and General Counsel		Adam C. Cooper, Senior Managing Director and General Counsel

Page 19 of 19 Pages

CITADEL WELLINGTON PARTNERS L.P. SE		CITADEL JACKSON INVESTMENT FUND LTD.

By:	Citadel Limited Partnership,	By:	Citadel Limited Partnership,
	its General Partner		its Portfolio Manager

By:	GLB Partners, L.P.,	By:	GLB Partners, L.P.,
	its General Partner		its General Partner

By:	Citadel Investment Group, L.L.C.,	By:	Citadel Investment Group, L.L.C.,
	its General Partner		its General Partner

By:	/s/ Adam C. Cooper	By:	/s/ Adam C. Cooper
	Adam C. Cooper, Senior Managing Director and General Counsel		Adam C. Cooper, Senior Managing Director and General Counsel

CITADEL DISTRESSED AND CREDIT OPPORTUNITY FUND LTD.		CITADEL CREDIT TRADING LTD.

By:	Citadel Limited Partnership,	By:	Citadel Limited Partnership,
	its Portfolio Manager		its Portfolio Manager

By:	GLB Partners, L.P.,	By:	GLB Partners, L.P.,
	its General Partner		its General Partner

By:	Citadel Investment Group, L.L.C.,	By:	Citadel Investment Group, L.L.C.,
	its General Partner		its General Partner

By:	/s/ Adam C. Cooper	By:	/s/ Adam C. Cooper
	Adam C. Cooper, Senior Managing Director and General Counsel		Adam C. Cooper, Senior Managing Director and General Counsel